SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa

Grandes ideias para viver bem

EARNINGS RELEASE 1Q12

GAFISA REPORTS RESULTS FOR 1Q12

--- Gafisa Group delivered 6.165 units in 1Q12, double the number delivered during 1Q11 ---

--- Launches totaled R$463.7 million, with contracted sales of R$408.2 million ---

--- Consolidated sales velocity of 10.4%, or 16.1% ex-Tenda ---

--- Cash burn was R$76 million in the 1Q12 ---

--- 1/3 Tenda units returned to inventory in 4Q11 resold to qualified customers ---

IR Contact

FOR IMMEDIATE RELEASE - São Paulo, May 8, 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported audited financial results for the ended March 31, 2012.

Duilio Calciolari, Chief Executive Officer, said: “During the first quarter of 2012 we focused on implementing the new strategy for the Company which: (i) established dedicated operating structures by brand; (ii) reducing risk at Tenda ; (iii) expanding the contribution of AlphaVille´s developments in our product mix and; (iv) refocusing the Gafisa brand on its core markets of São Paulo and Rio de Janeiro. We are making progress in achieving our operating cash flow guidance of R$500- R$700 million for 2012 with strong unit deliveries of 6.165, sales of inventory and positive cash flow generation at Tenda for the month of March.

Gafisa continues to witness demand throughout Brazil for the middle and middle to high income products represented by the Gafisa and AlphaVille brands, which sold over R$498.7 million during the quarter, with a consolidated sales velocity of launches of 48%. With the implementation of a narrowed geographic focus, Sao Paulo accounted for 100% of the R$214.7 million launches for the Gafisa segment in the 1Q12 and all of the AlphaVille projects of R$249.0 million launched in the same period were outside of Sao Paulo and Rio de Janeiro.”

 “Planning is being realigned to get 'back to the basics', which means focusing squarely on obtaining and maintaining operational consistency.”

FINANCIAL RESULTS

▲      Net revenue for the first quarter of 2012, recognized by the Percentage of Completion (“PoC”) method, increased 27% to R$928 million on a year-over-year basis.

▲      Gross profit gained 75% year-over-year to R$201.6 million, as a result of lower level revenue reversal, without the impact of budget cost adjustments as compared to the same period of previous year. Gross margin reached 22%, as it is still impacted by a higher contribution of lower margin projects under construction, whose sale and delivery we expect to conclude within the next fifteen months.

▲      EBITDA was R$105 million, 267.8% above the R$29 million posted during the first quarter of 2011. EBITDA for Gafisa and AlphaVille totaled R$82 million and R$40 million, respectively, while the EBITDA for Tenda was negative R$17 million. Higher volume of EBITDA YoY was a result of improved sales performance of inventories. EBITDA Margin reached 11.3% and ex-Tenda 20%, well above the 4% and 14%, respectively posted in the previous year.

▲      The 1Q12 net loss was R$31.5 million compared with R$13.7 million in1Q11. The 1Q12 loss was a result of revenue reverals related to R$340 million worth of contract dissolutions related to units at the low-income business, coupled with recognition of projects with lower margins as a result of the budget review announced in the previous quarter.

▲      At the end of March 31, 2012, the Company had approximately R$947 million in cash and cash equivalents compared to R$984 million at the end of 4Q11. The net debt to equity ratio reached 122% in the first quarter of 2012, from 118% in the 4Q11.

Luciana Doria Wilson
Diego Santos Rosas
Stella Hae Young Hong
Email: ri@gafisa.com.br

IR Website:
www.gafisa.com.br/ir

1Q12 Earnings Results Conference Call
May 9, 2012

> 8am US EST
In English (simultaneous translation from Portuguese)
+ 1-516-3001066 US EST
Code: Gafisa

> 9am Brasilia Time
In Portuguese
Phones:
+55-11-3127-4971 (Brazil)
Code: Gafisa

Reply:
+55-11-3127-4999 (EUA)
Code: 10714688
+55-11-3127-4999 (Brazil)
Code: 18872753

Webcast: www.gafisa.com.br/ir

Shares
GFSA3– Bovespa
GFA – NYSE
Total Outstanding Shares:
432,699,559[1]

Average daily trading volume
(90 days2 ): R$100.2 million
1)	Including 599,486 treasury shares

2)	Up to March 30, 2011

OPERATING RESULTS

▲     Project launches totaled R$464 million in 1Q12, a 10% decrease compared with 1Q11. The change reflects the restriction of Tenda launches to those that can be immediately transferred to financial institutions. The Gafisa and AlphaVille segments represented 46% and 54% of total launches, respectively.

▲      Consolidated pre-sales totaled R$408.2 million in the first quarter, a 50% decrease compared to 1Q11. Sales from inventory represented 45% of the 1Q12 total, while units launched during the same year accounted for the remaining 55%. First quarter sales velocity of launches reached 10.4%, or 16.1% ex-Tenda.

▲      The Group delivered 34 projects encompassing 6,165 units with a potential sales value of R$1.1 billion during 1Q12.

INDEX
Recent Events	05
Gafisa Group Key Numbers	06
Consolidated Numbers For the Gafisa Group	07
Gafisa Segment	08
AlphaVille Segment	10
Tenda Segment	11
Income Statement	13
Revenues	13
Gross Profit	13
Selling, General and Administrative Expenses	13
EBITDA	13
Net Income	14
Backlog of Revenues and Results	14
Balance Sheet	15
Cash and Cash Equivalents	15
Accounts Receivable	15
Inventory	15
Liquidity	16
Covenant Ratios	16
Outlook	17
Appendix - Status of the Financial Completion of the Projects under Construction	18
Group Gafisa Consolidated Income Statement	19
Group Gafisa Consolidated Balance Sheet	20
Cash Flow	21
Glossary	22

RECENT EVENTS

Progress towards Operating Cash Flow Generation

Gafisa ended the first quarter with R$947 million in cash, which is similar to the balance at the end of 2011 after paying all obligations. In the 1Q12, preliminary consolidated cash burn was R$76 million Excluding the accrual of Gafisa debt of R$90 million in the 1T02, we should have a cash generation instead of a consumption. Our operational consolidated cash flow was neutral in the 1Q12 and in March, Tenda achieved positive operating cash flow.

Chart 1. Cash Consumption (3Q10 – 1Q12)

Updated Status of the Results by Brand

Gafisa is delivering results reflected the new turnaround strategy:

Gafisa: (1) We are delivering our lower margin projects. Higher concentration projects launched in New Markets that should be finished this year. (2) Improved sales performance related to inventory.

Tenda: (1) Since June the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. (2) In the first quarter, Tenda transferred 2793 units to financial institutions or 23% of the mid-range of guidance provided for the full year of 10.000–14.000 customers. (3) In March, Tenda achieved positive operating cash flow.

AlphaVille: (1) Continues to launch high demand developments - two projects (Juiz de Fora and Sergipe) were launched in March with sales of 62% in just the final month of the quarter. (2) The results underscore the growing share of AlphaVille in the product mix. The brand accounted for 54 percent share of first-quarter consolidated launches, up from a 35 percent a year ago.

Record delivery units

In the first quarter of 2012, the Company also presented record delivery units. Gafisa delivered 34 projects encompassing 6,165 units, double the 3,060 delivered during 1Q11, with a potential sales value of R$1.1 billion during the first quarter. In March, the Gafisa Group achieved record unit deliveries of 3,338 units.

Chart 2. Delivered units (2007 – 1Q12)

5

KEY NUMBERS FOR THE GAFISA GROUP

Table 1 – Operating and Financial Highlights – (R$000, unless otherwise specified)

	1Q12	4Q11	QoQ(%)	1Q11	YoY(%)
Launches (%Gafisa)	463.740	582.247	-20%	512.606	-10%
Launches (100%)	568.046	719.973	-21%	594.214	-4%
Launches, units (%Gafisa)	1.283	1.256	2%	2.254	-43%
Launches, units (100%)	1.667	1.627	2%	2.736	-39%
Contracted sales (%Gafisa)	408.237	338.415	21%	822.220	-50%
Contracted sales (100%)	507.213	46.043	1002%	935.722	-46%
Contracted sales, units (% Gafisa)	501	-605	-183%	3.361	-85%
Contracted sales, units (100%)	899	-266	-438%	3.945	-77%
Contracted sales from Launches (%co)	222.944	381.140	-42%	296.317	-25%
Sales Velocity over launches (VSO) %	48,1%	49,0%	-89bps	57,8%	-973bps
Completed Projects (%Gafisa)	1.106.806	1.322.766	-16%	524.942	111%
Completed Projects, units (%Gafisa)	6.165	6.544	-6%	3.060	101%

Consolidated Land bank (R$)	16.759.355	17.605.092	-5%	18.063.289	-7%
Potential Units	83.124	86.247	-4%	90.712	-8%
Number of Projects / Phases	154	156	-1%	183	-16%

Net revenues	927.833	93.316	894,3%	730.748	27,0%
Gross profit	201.579	-438.396	ns	115.160	75%
Gross margin	21,7%	-469,8%	ns	15,8%	597bps
Adjusted Gross Margin ¹	26,8%	ns	ns	20,9%	813 bps
Adjusted EBITDA ²	105.187	-798.184	ns	28.597	268%
Adjusted EBITDA margin ²	11,3%	ns	ns	3,9%	742 bps
Adjusted Net (loss) profit ²	-18.330	-1.010.989	ns	-33.089	ns
Adjusted Net margin ²	-3,4%	ns	ns	3,3%	ns
Net (loss) profit	-31.515	-1.029.904	ns	-43.292	ns
EPS (loss) (R$)	-0,0729	-2,3802	ns	-0,1003	ns
Number of shares ('000 final)	432.699	432.699	0%	431.384	0%

Revenues to be recognized	4.238.385	4.515.112	-6,1%	4.061.932	-4%
Results to be recognized ³	1.514.940	1.558.830	-2,8%	1.585.306	5%
REF margin ³	35,7%	34,5%	122bps	39,0%	-329bps

Net debt and investor obligations	3.321.491	3.245.334	2%	2.741.682	21%
Cash and cash equivalent	947.138	983.660	-4%	926.977	2%
Equity	2.623.137	2.648.473	-1%	3.532.135	-26%
Equity + Minority shareholders	2.728.495	2.747.094	-1%	3.600.691	-24%
Total assets	9.367.678	9.506.624	-1%	9.093.244	3%
(Net debt + Obligations) / (Equity + Minorities)	122%	118%	360 bps	76%	4559 bps
Note: Unaudited Finatial Operational data
1) Adjusted for capitalized interest
2) Adjusted for expenses on stock option plans (non-cash), minority shareholders
3) Results to be recognized net of PIS/Cofins - 3.65%; excludes the AVP method introduced by Law nº 11,638
Nm = not meaningful

CONSOLIDATED DATA FOR THE GAFISA GROUP

Consolidated Launches

First-quarter 2012 launches totaled R$464 million, a 10% decrease compared to 1Q11, as the Group halted Tenda launches to focus on execution and delivery. The result represents 15% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion and is in line with seasonally lower launches in the first quarter.

Four projects/phases were launched across 3 states in the first quarter, with AlphaVille accounting for 54% of launches and Gafisa the remaining 46%.

Consolidated Pre-Sales

First-quarter 2012 consolidated pre-sales totaled R$408.2 million, a 50% decrease compared to 1Q11. Sales from launches represented 55% of the total, while sales from inventory comprised the remaining 45%. Consolidated sales over supply reached 10.4%, compared to 21.4% in 1Q11, reflecting fewer launches to pursue remedial actions at Tenda. Excluding the Tenda brand, first-quarter sales over supply was 16.1%, compared to 17.7% in 4Q11 and 21.6% in 1Q11. The consolidated sales speed of launches reached 48.1%.

Table 2. Consolidated Launches and Pre-Sales (R$ million)

Launches	1Q12	4Q11	QoQ	1Q11	YoY
Gafisa Segment	214.690	340.645	-37%	228.303	-6%
Alphaville Segment	249.050	344.786	-28%	181.915	37%
Tenda Segment	-	(103.183)	ns	102.389	ns
Total	463.740	582.248	-20%	512.607	-10%

Pre-sales	1Q12	4Q11	QoQ	1Q11	YoY
Gafisa Segment	316.702	312.867	1%	423.512	-25%
Alphaville Segment	181.978	244.307	-26%	170.919	6%
Tenda Segment	(90.443)	(218.759)	ns	227.789	-140%
Total	408.237	338.415	21%	822.220	-50%

Results by Brand

Table 3. Main Operational & Financial Numbers - Contribution by Brand

	Gafisa (A)	Alphaville (B)	Total (A) + (B)	Tenda (C)	Total (A) + (B) + C)
Deliveries (PSV R$mn)	699.715	121.993	821.708	285.099	1.106.807
Deliveries (% contribution)	51%	9%	ns	40%	100%
Deliveries (units)	2.715	994	3.709	2.456	6.165
Launches (R$mn)	214.690	249.050	463.740	-	463.740
Launches (% contribution)	46%	54%	100%	0%	100%
Launches (units)	410	873	1.283	-	1.283
Pre-sales	316.702	181.978	498.680	-90.443	408.237
Pre-Sales (% contribution)	78%	45%	122%	-22%	100%
Revenues	487.579	123.870	611.449	316.384	927.833
Revenues (% contribution)	58%	15%	73%	28%	100%
Gross Profit (R$mn)	113.010	59.980	172.990	28.589	201.579
Gross Margin (%)	23%	48%	28%	9%	22%
EBITDA (R$mn)	81.775	40.270	122.045	-16.858	105.187
Margin EBITDA (%)	17%	33%	20%	-5%	11%
EBITDA (% contribution)	78%	38%	ns	-16%	100%

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000, located in 50 cities across 19 states.

Gafisa Segment Launches

First-quarter launches were stable at R$214.7 million and included 2 projects/phases across 1 state. São Paulo accounted for 100% of launches. First quarter sales velocity of Gafisa’s launches reached 13.9%, compared to 19.7% in 1Q11.

Note: Sales velocity refers to pre-sales  over the corresponding period . Neste In this calculation, we consider the stock adjusted to reflect the correct price.

Table 4. Launches by Market Region Gafisa Segment (R$ million)

%Gafisa - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Gafisa	São Paulo	214.690	340.645	-37%	157.779	36%
	Rio de Janeiro	-	-	0%	70.523	-100%
	Other	-	-	0%	-	0%
	Total	214.690	340.645	-37%	228.302	-6%
	Units	410	1012	-59%	755	-46%

Table 5. Launches by unit price Gafisa Segment (R$ million)

%Gafisa - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	≤R$500K	62.099	297.711	-79%	115.359	-46%
	>R$500K	152.591	42.933	255%	112.943	35%
	Total	214.690	340.645	-37%	228.302	-6%

Gafisa Segment Pre-Sales

First quarter sales totaled R$316.7 billion, a 25% decrease compared to the previous year. Sales from inventory represented 21% of the 1Q12 total, while the remaining 79% came from units launched during the same year. The sales velocity of launches in 1Q12 decreased to 13.9%, as compared to a rate of 19.4% the previous year.
Note: Sales speed refers to contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 6. Pre-Sales by Market Region Gafisa Segment (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	São Paulo	243.782	231.516	5%	328.520	-26%
	Rio de Janeiro	54.431	76.320	-29%	58.943	-8%
	Other	18.489	5.031	268%	36.049	-49%
	Total	316.702	312.867	1%	423.512	-25%
	Units	647	722	-10%	910	-29%

Table 7. Pre-Sales by unit Price Gafisa Segment (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	≤ R$500K	146.342	179.143	-18%	187.426	-22%
	> R$500K	170.360	133.724	27%	236.087	-28%
	Total	316.702	312.867	1%	423.512	-25%

Table 8. Pre-Sales by unit Price Gafisa Segment (# units)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
Gafisa	≤ R$500K	476	551	-14%	608	-22%
	> R$500K	171	171	0%	301	-43%
	Total	647	722	-10%	910	-29%

Gafisa Segment Delivered Projects

Gafisa delivered 18 projects with 2,715 units and an approximate PSV of R$699.7 million during 1Q12. The tables below list the products delivered in 1Q12:

Table 9- Delivered projects Gafisa Segment (1Q12)
Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Gafisa	VNSJ Metropolitan	Jan-12	2009	São José - SP	100%	96	30.028
Gafisa	VNSJ Vitoria e Lafayette	Jan-12	2008	São José - SP	100%	192	57.518
Gafisa	Mansão Imperial F2	Jan-12	2010	São Bernardo do Campo - SP	100%	100	62.655
Gafisa	Reserva das Laranjeiras	Jan-12	2008	Rio de Janeiro - RJ	100%	108	61.818
Gafisa	Alegria F2 A	Feb-12	2010	Guarulhos - SP	100%	139	43.750
Gafisa	Paulista Corporate	Feb-12	2009	São Paulo - SP	100%	168	72.213
Gafisa	Neogarden	Feb-12	2008	Curitiba - PR	100%	144	40.427
Gafisa	Reserva Santa Cecília	Feb-12	2007	Volta Redonda - RJ	100%	122	23.835
Gafisa	JTR - Comercial	Feb-12	2007	Maceió - AL	50%	193	11.911
Gafisa	Parc Paradiso	Feb-12	2007	(Belém - PA)	90%	432	58.754
Gafisa	Supremo Ipiranga	Mar-12	2009	São Paulo - SP	100%	104	54.860
Gafisa	GPARK Árvores	Mar-12	2007	São Luis - MA	50%	240	29.978
Gafisa	Parque Barueri Fase 1	Mar-12	2008	Barueri - SP	100%	677	151.968
Gafisa						2.715	699.715

Projects launched Gafisa Segment

The following table displays Gafisa Segment projects launched during 1Q12:

Table 10 - Projects launched during Gafisa Segment (1Q12)
Projects	Launch Date	Local	% co	Units (%co)	PSV (%co)	% sales 31/03/12	Sales 31/03/12
1Q12
Duquesa - Lorian Qd2B	March	Osasco - SP	100%	130	152.591	29%	44.288
Maraville (Ana Maria Lote A)	March	Jundiaí - SP	100%	280	62.099	38%	23.575
Gafisa Total				410	214.690	32%	67.863

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct price.

Table 11 –Land Bank Gafisa Segment – as of 1Q12

	PSV - R$million (%Gafisa)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	3.773.500	33%	32%	1%	7.871	9.011
Rio de Janeiro	1.153.386	46,84%	46,84%	0,00%	1.821	1.839
Total	4.926.886	36,23%	35,47%	0,76%	9.700	10.849

Table 12 –Adjusted EBITDA (R$000)

(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net profit	-22.411	-364.326	-94%	-44.065	+49%
(+) Financial result	34.444	39.846	-14%	26.035	32%
(+) Income taxes	13.370	66.522	-80%	-1.523	nm
(+) Depreciation and Amortization	15.264	20.223	-25%	8.381	82%
(+) Capitalized interest	35.052	23.433	50%	32.406	8%
(+) Stock option plan expenses	6.034	3.486	73%	2.536	138%
(+) Minority shareholders	22	-622	-104%	100	-78%
Adjusted EBITDA	81.775	-211.438	-139%	23.869	243%
Net revenues	487.579	367.551	33%	383.092	27%
Adjusted EBITDA margin	17%	-58%	7430 bps	6%	1054 bps

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000, and is present in 68 cities across 23 states and in the Federal District

AlphaVille Segment Launches

First-quarter launches totaled R$249.0 million, a 37% increase compared with 1Q11, and included 2 projects/phases across 2 states. The results reflect the growing share of AlphaVille in the product mix. The brand accounted for a 54 percent share of first-quarter consolidated launches, up from 35 percent a year ago.

Table 13 - Launches by Market Region AlphaVille Segment (R$ million)

%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
AlphaVille
	Total	249.050	344.786	-28%	181.914	37%
	Units	873	1.061	-18%	849	3%

Table 14 - Launches by unit price AlphaVille Segment - (R$ million)

%co - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Alphaville	≤ R$200K;	-	13.721	-100%	62.260	-100%
	> R$200K; ≤ R$500K	249.050	331.065	-25%	119.654	108%
	> R$500K	-	-	0%	-	0%
	Total	249.050	344.786	-28%	181.914	37%

AlphaVille Pre-Sales

First quarter pre-sales reached R$181.9 million, a 6% increase compared to 1Q11. The residential lots segment’s share of consolidated pre-sales increased to 45% from 25% in 1Q11. In 1Q12, sales velocity (sales over supply) was 22.2%, compared to 28.1% in 1Q11. First-quarter sales velocity from launches was 63.2%. Sales from launches represented 85% of total sales, while the remaining 15% came from inventory.

Projects demonstrating above average sales velocities include AlphaVille Sergipe, which was launched in March and achieved sales exceeding 65% in the first quarter, and AlphaVille Juiz de Fora, which was launched in February and achieved more than 55% sales in the same period.

Note: The VSO refers contracted sales over the corresponding period of the offer. In this calculation, we consider the stock adjusted to reflect the correct.

Table 15 - Pre-Sales by Market Region AlphaVille Segment - (R$ million)
%co - R$000		1Q12	4Q11	QoQ(%)	1Q11	YoY (%)
AlphaVille
	Total	181.978	244.307	-26%	170.919	6%
	Units	761	837	-9%	896	-15%

Table 16. Pre-Sales by unit Price AlphaVille Segment (R$ million)
%Alphaville		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Alphaville	= R$200K;	6.155	25.481	-76%	92.297	-93%
	> R$200K; = R$500K	186.379	170.394	9%	78.622	137%
	> R$500K	-10.556	48.432	-122%	-	0%
	Total	181.978	244.307	-26%	170.919	6%

Table 17. Pre-Sales by unit Price AlphaVille Segment (# units)
%Alphaville		1Q12	4Q11	QoQ (%)	1Q11	YoY (%
Alphaville	= R$200K;	47	178	-73%	570	-92%
	> R$200K; = R$500K	737	648	14%	236	126%
	> R$500K	-23	10	-332%	-	0%
	Total	761	837	-9%	896	-15%

AlphaVille Segment Delivered Projects

AlphaVille delivered 3 projects with 994 units and an approximate PSV of R$122 million during 1Q12. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. The tables below list the products delivered in 1Q12:

Table 18 - Delivered projects (1Q12) - AlphaVille Segment

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$000
Alphaville	Terras Alpha Petrolina I	jan/12	Dec-10	Petrolina/PE	75%	366	47.424
Alphaville	Terras Alpha Petrolina II	jan/12	Sep-11	Petrolina/PE	76%	286	41.499
Alphaville	Terras Alpha Foz do Iguaçu 2	mar/12	Dec-10	Foz do Iguaçu/PR	74%	342	33.069
Alphaville						994	121.993

Table 19 –-Projects Launched (1Q12) - AlphaVille Segment

Project	Date	Local	% co	Units(%co)	PSV (%co)%		Sales
1Q12
Alphaville Juiz de Fora	Feb	Juiz de Fora - MG	65%	364	114.916	57%	65.142
Alphaville Sergipe	Mar	Sergipe - SE	74%	509	134.134	67%	89.939
Alplaville Total				873	249.050	62%	155.081

Table 20 –Land Bank AlphaVille Segment as of 1Q12

	PSV - R$million (%co )	%Swap Total	%Swap Units	%Swap Financial	Potential units (%co)	Potential units (100%)
São Paulo	1.322.431	99%	0%	99%	6.282	13.127
Rio de Janeiro	723.324	100%	0%	100%	3.984	8.266
Other	5.463.287	98%	0%	98%	25.693	40.601
Total	7.509.042	99%	0%	99%	35.959	61.994

Table 21 –Adjusted EBITDA AlphaVille Segment

(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net profit	21.626	32.390	-33%	26.958	-20%
(+) Financial result	8.200	3.904	110%	7.206	14%
(+) Income taxes	1.737	13.365	-87%	2.828	-39%
(+) Depreciation and Amortization	542	533	2%	288	88%
(+) Capitalized interest	1.155	2.455	-53%	1.584	-27%
(+) Stock option plan expenses	334	456	-27%	274	22%
(+) Minority shareholders	6.676	14.709	-55%	6.740	-1%
Adjusted EBITDA	40.270	67.812	-41%	45.878	-12%
Net revenues	123.870	226.310	-45%	113.624	9%
Adjusted EBITDA margin	33%	30%	255 bps	40%	-787 bps

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000, has 20 regional store fronts, and projects developed in 105 cities across 15 states.

Tenda Segment Launches

Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in the first quarter. Throughout 2012, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

Table 22. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	São Paulo	-	-	0%	11.220	-100%
	Rio de Janeiro	-	-	0%	-	0%
	Minas Gerais	-	-103.183	-100%	19.926	-100%
	Northeast	-	-	0%	-	0%
	Others	-	-	0%	71.243	-100%
	Total	-	-103.183	-100%	102.389	-100%
	Units	-	-817	-100%	650	-100%

Table 23. Launches by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	≤ MCMV	-	-103183	-100%	56.011	-100%
	> MCMV	-	-	0%	46.378	-100%
	Total	-	-103.183	-100%	102.389	-100%

Tenda Segment Pre-Sales

In keeping with a necessary change in strategy, 1Q12 gross pre-sales were stable at R$248.7 million. First quarter net pre-sales in the low income segment were negative R$90.4 million, compared to negative R$216 million in 4Q11.  The difference reflects the dissolution of R$339.6 million in contracts with potential homeowners who no longer qualified for a bank mortgage due to a change in circumstance, such as lack of financial capacity, increased income, move to dual household income, cessation of employment etc. Consequently, units, which are on average more than 70% complete, will be returned to inventory and eligible for resale to qualified customers. We collected on average a down payment of 6% of the units that will be resold through financial institutions, where according to the PoC, the percentage of the incurred cost of a unit’s value is received upfront. Going forward, pre-sales recognition and the remuneration of Tenda sales force will be based on the ability to pass mortgages on to banks.

Note: 1 PoC – Percentage of completion method. Negative numbers are related to dissolutions

Table 24. Pre-Sales by Market Region Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	São Paulo	-47.561	-18.585	156%	23.136	-306%
	Rio de Janeiro	-190	-90.517	-100%	-3.919	-95%
	Minas Gerais	-32.805	-79.683	-59%	65.291	-150%
	Northeast	-20.629	-10.564	95%	40.850	-151%
	Others	10.743	-19.411	-155%	102.431	-90%
	Total	-90.443	-218.759	-59%	227.789	-140%
	Units	-907	-2.163	-58%	1.555	-158%

Table 25. Pre-Sales by unit Price Tenda Segment (R$ million)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	≤ MCMV	-96.759	-172.415	-44%	73.296	-232%
	> MCMV	6.316	-46.344	-114%	154.493	-96%
	Total	-90.443	-218.759	-59%	227.789	-140%

Table 26. Pre-Sales by unit Price Tenda Segment (# units)

%Tenda - R$000		1Q12	4Q11	QoQ (%)	1Q11	YoY (%)
Tenda	≤ MCMV	-941	-1.800	-48%	619	-252%
	> MCMV	35	-364	-110%	937	-96%
	Total	-907	-2.163	-58%	1.555	-158%

Tenda Segment Delivered Projects

During 1Q12, consolidated Tenda delivered 18 projects/phases, 2,456 units and an approximate PSV of R$285.1 million. The tables below list the products delivered in 1Q12:

Table 27 - Delivered projects Tenda Segment (1Q12)

Company	Project	Delivery	Launch	Local	% co	Units	PSV R$
Tenda	Ferrara - F1	Feb-12	2007	Poá	100%	36	8.439
Tenda	Ferrara - F2	Feb-12	2007	Poá	100%	76	8.439
Tenda	Portal do Sol Life III (Bl 24 e 25)	Feb-12	2009	Belford Roxo	100%	64	5.950
Tenda	Portal do Sol Life IV (Bl 22 e 23)	Feb-12	2010	Belford Roxo	100%	64	5.971
Tenda	Alta Vista (Antigo Renata)	Mar-12	2008	São Paulo	100%	160	12.935
Tenda	Jardim São Luiz Life - F2 (Bloco 12)	Mar-12	2007	São Paulo	100%	20	2.149
Tenda	Reserva dos Pássaros - F1 (Bl 5)	Mar-12	2006	São Paulo	100%	66	37.084
Tenda	Parque Baviera Life - F1 (Bl 1 a 9)	Mar-12	2008	São Leopoldo	100%	180	37.763
Tenda	Vivendas do Sol I	Mar-12	2009	Porto Alegre	100%	200	14.000
Tenda	Portal do Sol Life V (Bl 19 a 21)	Mar-12	2010	Belford Roxo	100%	96	9.431
Tenda	Portal do Sol Life VI (Bl 17 e 18)	Mar-12	2010	Belford Roxo	100%	64	6.146
Tenda	Quintas do Sol Ville II - F1 (Qd 1 e 3 a 5)	Mar-12	2007	Feira de Santana	100%	241	22.725
Tenda	Quintas do Sol Ville II - F2 (Qd 2)	Mar-12	2008	Feira de Santana	100%	90	22.353
Tenda	Salvador Life II	Mar-12	2008	Salvador	100%	180	12.780
Tenda	Boa Vista	Mar-12	2008	Belo Horizonte	100%	38	3.838
Tenda	Maratá	Mar-12	2008	Goiânia	100%	400	27.200
Tenda	Reserva Campo Belo (Antigo Terra Nova II)	Mar-12	2007	Goiânia	100%	241	16.320
Tenda	GPARK Pássaros	Mar-12	2008	São Luis	50%	240	31.576
Total						2.456	285.099

Tenda Segment Operations

Since June, 2011 we have witnessed an acceleration in the number of units contracted by financial institutions, which is in part likely due to the addition of a new CEF unit dedicated to major homebuilders. This improvement resulted in the delivery of 2,336 units in 1Q12. Transferred units totaled 2,500 units during the first quarter. We expect the number of units transferred to increase throughout 2012.

Table 28 –Land Bank Tenda Segment (1Q12)

	PSV - R$million (% Tenda)	%Swap Total	%Swap Units	%Swap Financial	Potential units (%Gafisa)	Potential units (100%)
São Paulo	2.134.723	31,0%	30,1%	0,96%	15.851	17.027
Rio de Janeiro	1.101.918	0,0%	0,0%	0,0%	12.764	12.764
Nordeste	417.868	21,0%	21,0%	0,0%	3.700	3.700
Minas Gerais	668.918	46,7%	21,9%	24,8%	5.151	5.303
Total	4.323.427	30,4%	24,2%	6,2%	37.466	38.793

Table 29 – Adjusted EBITDA Tenda

(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net profit	(30.730)	(697.968)	-96%	(26.185)	17%
(+) Financial result	(469)	(1.832)	-74%	(2.243)	-79%
(+) Income taxes	5.032	35.368	-86%	(20.162)	-125%
(+) Depreciation and Amortization	2.527	5.699	-56%	3.697	-32%
(+) Capitalized interest	6.663	3.289	103%	3.191	109%
(+) Stock option plan expenses	145	553	-74%	553	-74%
(+) Non recurring expenses	-	-	0%	-	0%
(+) Minority shareholders	(26)	333	-108%	-	0%
Adjusted EBITDA	(16.858)	(654.558)	-97%	(41.150)	-59%
Net revenues	316.384	-500.545	-146%	234.032	-1%
Adjusted EBITDA margin	-5,3%	131%	-13803bps	-18%	1032 bps

INCOME STATEMENT

Revenues

On a consolidated basis, 1Q12 net revenues totaled R$928 million, a 27% increase from 1Q11. During 1Q12, the Gafisa brand accounted for 58% of net revenues, AlphaVille comprised 15% and Tenda the remaining 27%. The below table presents detailed information about pre-sales and recognized revenues by launch year:

Tabela 30 – Pre-sales and recognized revenues by launch year
		1Q12				1Q11
	Launch year	PreSales	% PreSales	Revenues	%	PreSales	% PreSales	Revenues	%
Gafisa	2012 Launches	67.863	21%	0	0%	-	0%	0	0%
	2011 Launches	81.243	26%	114.983	24%	108.360	26%	5.005	1%
	2010 Launches	56.423	18%	164.613	34%	220.891	52,157%	111.274	29%
	≤ 2009 Launches	111.174	35%	207.984	43%	94.262	22,257%	266.814	70%
	Total Gafisa	316.702	100%	487.579	100%	423.512	100%	383.092	100%

Alphaville	2012 Launches	155.081	85%	3.510	3%	-	0%	-	0%
	2011 Launches	16.062	9%	35.563	29%	114.108	67%	10.560
	2010 Launches	3.213	2%	50.697	41%	44.104	26%	40.339
	≤ 2009 Launches	7.622	4%	34.100	28%	12.706	7%	62.724	55%
	Total Alphaville	181.978	100%	123.870	100%	170.919	100%	113.624	55%

	Total Tenda	(90.443)	100%	316.384	0%	227.789	100%	234.032	100%

Total		408.237		927.833		822.220		730.748

Gross Profit

On a consolidated basis, 1Q12 gross profit totaled R$202 million, a increase of 75% over 1Q11, on the back of lower level revenue reversal and lower impact of budget cost adjustments, as compared to the same period of previous year. Gross margin reached 23.9%, still below normalized levels, as it is still impacted by a higher contribution of lower margin projects under construction, whose sale and delivery we expect to conclude within the next fifteen months.

Table 31 – Gross Margin (R$)
(R$'000) Consolidated	1Q12	1Q11	YoY
Gross Profit	201.579	115.160	75%
Gross Margin	22%	16%	38%
Gross Margin (ex-Tenda)	28%	21%	700bps
Table 32 – Capitalized Interest
(R$million) Consolidated	1Q12	4Q11	1Q11
Opening balance	221.816	177.494	146.544
Capitalized interest	20.789	73.499	41.454
Interest capitalized to COGS	(42.870)	(29.177)	(37.181)
Closing balance	199.735	221.816	150.817

Selling, General, And Administrative Expenses (SG&A)

SG&A expenses totaled R$137 million in 1Q12, a 18% increase on the R$117 million in expenses posted in 1Q11. Selling expenses decreased 2% to R$58 million. Administrative expenses reached R$79 million, a 40% increase over the R$56 million posted in 1Q11. The main reasons for SG&A expenses increase were:  1)provision related to the distribution of variable compensation, 2)Administrative expenses related to the expantion of Alphaville operations and 3)new structure in smaller cost scale with the new strategy to segregate and give focus on each brand.

Table 33 – SG&A Expenses (R$)
(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Selling expenses	58.486	211.408	-72%	59.807	-2%
G&A expenses	78.984	75.051	5%	56.307	40%
SG&A	137.470	286.459	-52%	116.765	18%

Consolidated Adjusted EBITDA

EBITDA was R$105 million, 267.8% above the R$29 million posted during the first quarter of 2011. EBITDA for Gafisa and AlphaVille totaled R$82 million and R$40 million, respectively, while the EBITDA for Tenda was negative R$17 million. Higher volume of EBITDA YoY was a result of improved sales performance of inventories and a lower dissolutions compared to the previous period. EBITDA Margin reached 11.3% and ex-Tenda 20%, well above the 4% and 14%, respectively posted in the previous year.

Table 34 - Adjusted EBITDA
(R$'000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Net Profit (Loss)	(31.515)	(1.029.904)	-97%	(43.292)	-27%
(+) Financial result	42.175	41.919	1%	30.999	36%
(+) Income taxes	20.139	115.255	-83%	(18.858)	-207%
(+) Depreciation and Amortization	18.333	26.455	-31%	12.365	48%
(+) Capitalized Interest Expenses	42.870	29.177	47%	37.181	15%
(+) Stock option plan expenses	6.513	4.495	45%	3.363	94%
(+)Non recurring expenses	0	0	0%	0	0%
(+) Minority shareholders	6.672	14.420	-54%	6.839	-2%
Adjusted EBITDA	105.187	(798.184)	-113%	28.597	268%
Net Revenue	927.833	93.316	894%	730.748	27%
Adjusted EBITDA margin	13%	nm	nm	4%	856bps
Adjusted EBITDA (ex Tenda)	122.045	-143.626	nm	69.747	75%
Adjusted EBITDA Mg (ex Tenda)	11%	nm	nm	14%	592bps

Note: We adjust our EBITDA for expenses associated with stock option plans, as this is a non-cash expense .

Depreciation And Amortization

Depreciation and amortization in 1Q12 was R$18 million, an increase of R$6 million when compared to the R$12 million recorded in 1Q11, mainly due to higher showroom depreciation.

Financial Results

Net financial expenses totaled R$42 million in 1Q12, compared to net financial result of R$31 million in 1Q11 as a result of a higher level of leverage.

Taxes

Income taxes, social contribution and deferred taxes for 1Q12 amounted to R$20 million, compared to  R$19 million in 1Q11

Adjusted Net Income

The adjustments mentioned related to costs and expenses, as well as financial expenses, had a direct impact on the company's profitability, resulting in a net loss in 1Q12 of R$18.3 million compared to a net loss of R$33 million in the same period of 2011.

Backlog Of Revenues And Results

The backlog of results to be recognized under the PoC method reached R$4.2 billion in 1Q12, 4.3% higher than the R$4.06 billion posted in 1Q11 and 6.2% lower than the R$4.5 billion posted in 4Q11. The consolidated margin for the quarter was 35,7%, higher than the 39% in 1Q11 and 123 bps higher than the 34.5% posted in the 4Q11, mainly as a result of budget cost revisions and lower results to be recognized. The table below shows the backlog margin by segment:

Table 35 - Results to be recognized (REF)
	Gafisa	Tenda	Alphaville	Gafisa Group	Gafisa ex- Tenda
Results to be recognized	2.456	1.056	726	4.238	3.182
Costs to be incurred (units sold)	-1.590	-788	-345	-2.723	-1.935
Results to be Recognized	865	268	381	1.515	1.247
Backlog Margin	35,2%	25,4%	52,5%	35,7%	39,2%

Note: Revenues to be recognized are net of PIS/Cofins (3.65%); excludes the AVP method introduced by Law nº 11,638

Tabela 36 – Results to be recognized (REF) Gafisa Group
	1Q12	4Q11	T/T	1T11	A/A
Results to be recognized	4.238.385	4.515.112	-6,1%	4.061.932	4%
Costs to be incurred (units sold)	(2.723.445)	-2.956.282	-7,9%	-2.476.626	-9%
Results to be Recognized	1.514.940	1.558.830	-2,8%	1.585.306	-5%
Backlog Margin	35,7%	34,5%	122bps	39,0%	-329bps

BALANCE SHEET

Cash and Cash Equivalents

On March 31, 2012, cash and cash equivalents reached R$947 million. We believe our cash position is sufficient to execute our development plans, and we see no need to increase this current level.

 Accounts Receivable

At the end of 1Q12, total accounts receivable decreased 4% to R$9.1 billion, from R$9.5 billion in 4Q11.

Table 37 - Total receivables
(R$000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Receivables from developments – LT (off balance sheet)	4.398.947	4.686.158	-6%	4.215.809	4%
Receivables from PoC – ST (on balance sheet)	3.638.581	3.962.574	-8%	3.775.914	-4%
Receivables from PoC – LT (on balance sheet)	1.101.138	863.874	27%	1.087.285	1%
Total	9.138.666	9.512.606	-4%	9.079.008	1%
Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method
Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP
Receivables from PoC: accounts receivable already recognized according to PoC and BRGAP

Inventory

Table 38 – Inventory (Balance Sheet at cost)
(R$000) Consolidated	1Q12	4Q11	QoQ	1Q11	YoY
Land	1.226.418	1.244.358	-1%	1.014.629	21%
Units under construction	1.438.026	1.576.780	-9%	1.157.146	24%
Completed units	196.700	119.340	65%	333.168	-41%
Total	2.861.144	2.940.478	-3%	2.504.943	14%

Inventory at market value totaled R$3.5 billion in 1Q12, which is in line with the R$3.5 billion registered in 4Q11. On a consolidated basis, our inventory is at a level of 10 months of sales based on LTM sales figures.

At the end of 1Q12, finished units accounted for 9% of total inventory. We continue to focus on reducing finished inventory primarily concentrated under the Gafisa brand, which represents 3% of total finished inventory of R$3.5 billion and 1/3 of finished units of R$322 million.

Table 39 - Inventories per completion status
Company	Not started	Up to 30% constructed	30% to 70% constructed	More than 70% constructed	Finished units¹	Total 1Q12
Gafisa	409.334	589.555	472.611	401.594	84.757	1.957.850
AlphaVille	0	263.816	134.627	72.551	165.263	636.258
Tenda	86.492	209.688	225.118	321.334	72.404	915.036
Total	495.826	1.063.059	832.356	795.479	322.424	3.509.143

Note: Adjusted by cancellations and dissolutions. ¹Completed units (at market value): value adjusted according to incurred costs, but already delivered to customers (general meeting with customers). Given the same accounting criteria, the value would be R$186.4 million.

Consolidated inventory at market value remained stable on a sequential basis. The market value of Gafisa inventory of R$1.96 billion, 56% of total inventory, was stable at the end of 1Q12. The market value of AlphaVille inventory totaled R$636 million at the end of 1Q12, a 11% increase compared to the end of 4Q11. Tenda inventory was valued at R$915 million at the end of 1Q12, a 2% decrease compared to the end of 4Q11.

Table 40. Inventory at Market Value 1Q12 x 4Q11

	Inventories BoP1	Launches	Dissolution	Pre-Sales	Price Adjust + Other	Inventories EoP2	% QoQ3	VSO4
Gafisa	2.018.627	214.690		316.702	41.235	1.957.850	-3%	14%
Alphaville	567.285	249.050		181.978	1.901	636.258	11%	22%
Total ex-Tenda	2.585.912	463.740	-	498.680	43.136	2.594.108	0%	16%
Tenda	932.503	-	(339.585)	249.142	(107.910)*	915.035	-2%	-11%
Total	3.518.415	463.740	(339.585)	747.822	(64.774)	3.509.143	0%	10%

Note: *R$108 million refers to dissolution related to cancellation of project launched under the Tenda, that may be re-launched in the future. 1) BoP beginning of the period – 4Q11. 2) EoP end of the period – 1Q12.  3) % Change 1Q12 versus 4Q11. 4)  1Q12 sales velocity.

Liquidity

As of March 31, 2012, Gafisa had a cash position of R$947 million. On the same date, Gafisa’s debt and obligations to investors totaled R$4.3 billion, resulting in net debt and obligations of R$3.3 billion. The net debt and investor obligations to equity and minorities ratio was 122% compared to 118% in 4Q11, due to R$76 million cash burn in the first quarter. Our operational consolidated cash flow was neutral in the 1Q12 and in March, Tenda achieved positive operating cash flow. Excluding project finance, this net debt/equity ratio reached 48.3%.

Gafisa’s cash position and liquidity are sufficient to execute our development plans. Gafisa’s current debt maturity structure includes 32% of the total debt due within one year. We expect positive operating cash flow of between R$500 – R$700 million in 2012. Gafisa has additional receivables (from units already delivered) of more than R$500 million available for securitization and R$370 million of finished units in inventory. We also highlight our current debt covenants ratios, as shown below in the table 45.

Currently we have access to a total of R$1.6 billion in construction finance lines contracted with banks and R$0.9 billion in lines in the process of approval. Also, Gafisa has R$2.4 billion available in construction finance lines of credit for future developments. The following tables provide information on our debt position:

Table 41 - Indebtedness and Investor obligations
Type of obligation (R$000)	1Q12	4Q11	QoQ	1Q11	YoY
Debentures - FGTS (project finance)	1.244.225	1.214.258	2%	1.239.816	0%
Debentures - Working Capital	704.420	684.942	3%	688.800	2%
Project financing (SFH)	817.457	684.642	19%	755.652	8%
Working capital	1.135.615	1.168.085	-3%	604.391	88%
Total consolidated debt	3.904.356	3.755.808	4%	3.288.659	18%
Consolidated cash and availabilities	947.138	983.660	-4%	926.977	2%
Investor Obligations	364.274	473.186	-23%	380.000	-4%
Net debt and investor obligations	3.321.492	3.245.334	2%	2.741.682	21%
Equity + Minority Shareholders	2.728.495	2.747.094	-1%	3.751.958	-24%
(Net debt + Obligations) / (Equity + Noncontrolling interests)	122%	118%	360bps	73%	4559bps
(Net debt + Ob.) / (Eq + Min.) - Exc. Proj Fin (SFH + FGTS)	46%	49%	-284bps	20%	2628bps

Table 42 - Debt maturity
(R$million)	Average Cost (p.a.)	Total	Until Mar/13	Until Mar/14	Until Mar/15	Until Mar/16	After Mar/16
Debentures - FGTS (proj. finance)	TR + (8.22% - 10.20%)	1.244.225	196.791	598.404	449.030	-	-
Debentures - Working Capital	CDI + (0.72% - 1.95%)	704.420	151.786	123.895	272.648	149.510	6.581
Project Financing (SFH)	TR + (8.30% - 12.68%)	817.457	469.331	260.022	70.698	17.406	-
Working Capital	CDI + (1.30% - 2.55%)	1.135.615	394.947	290.496	190.277	141.166	118.729
Total consolidated debt	11.82%	3.904.356	1.215.116	1.273.195	982.653	308.082	125.310
Investors Obligations	CDI + (0.235% - 1.00%) / IGPM +7.25%	364.274	160.981	171.737	15.133	9.885	6.538
Total consolidated debt		4.268.630	1.376.097	1.444.932	997.786	317.967	131.848
% Total		100%	32%	34%	23%	7%	3%

Debt Covenants

Following the modification of certain debt covenants, per the agreement with debt holders, Gafisa avoided triggering covenants and remained in compliance with all debt covenants.

Covenant Ratios

Table 43 - Debenture covenants - 7th emission
1Q12
(Total receivables + Finished units) / (Total debt - Cash - project debt) >2 or <0	12,8x
(Total debt - Project Finance debt - Cash) / (Equity + Min.) ≤ 75%	34,8%
(Total receivables + Revenues to be recognized + Inventory of finished units / Total debt - SFH + Obligations related to construction + costs to be incurred) > 1,5	1,75

Table 44 - Debenture covenants - 5th emission (R$250 million)
1Q12
(Total debt – Project Finance debt - Cash) / Equity ≤ 75%	34,8%
(Total receivables + Finished units) / (Total debt) ≥ 2.2x	2,4x
Note: Covenant status on March 31, 2012

OUTLOOK

With the introduction of a new strategy and organizational structure, Gafisa is already making progress toward achieving its 2012 guidance. Launches for 2012 are expected to be between R$2.7 and R$3.3 billion, reflecting a new, more targeted regional focus and the deliberate slowdown of the Tenda business. Gafisa should represent 50%, Tenda 10% and AlphaVille 40% of launches. For the first quarter of 2012, the Gafisa Group launched R$464 million.

The Gafisa Group plans to deliver between 22,000 and 26,000 units in 2012 of which 30% will be delivered by Gafisa, 50% by Tenda and the remaining 20% by AlphaVille. During the first quarter of 2012, the Company delivered 6,165 units and transferred 2,793 Tenda units to financial institutions.

Finally, the Company expects to generate between R$500 million and R$700 million in operating cash flow for the full year of 2012. At March 31, 2012, the Company had R$947 million in cash and cash equivalents. The key drivers of cash flow generation include: (i) our ability to deliver units at Gafisa; (ii) the transfer of Tenda units to financial institutions; (iii) the sale of inventory; (iv) the securitization of receivables; (v) the sale of non-strategic land.

CONSOLIDATED INCOME STATEMENT

R$000	1Q12	4Q11	QoQ	1Q11	YoY
Net Operating Revenue	927.833	93.316	894,3%	730.748	27,0%
Operating Costs	(726.254)	(531.712)	36,6%	(615.588)	18,0%
Gross profit	201.579	(438.396)	-146,0%	115.160	75,0%
Operating Expenses
Selling Expenses	-58.486	-211.408	-72%	-59.807	-2%
General and Administrative Expenses	-78.984	-75.051	5%	-56.307	40%
Other Operating Revenues / Expenses	-8.305	-107.002	-92%	-10.993	-24%
Depreciation and Amortization	-18.333	-26.454	-30%	-12.365	48%
Operating results	37.471	-858.311	-104%	-24.312	-254%

Financial Income	19.689	20.784	-5%	24.664	-20%
Financial Expenses	-61.864	-62.702	-1%	-55.662	11%

Income Before Taxes on Income	-4.704	-900.229	-99%	-55.310	-91%

Deferred Taxes	6.319	-79.747	108%	27.008	-77%
Income Tax and Social Contribution	-13.820	-35.508	61%	-8.150	-70%

Income After Taxes on Income	(24.843)	(1.015.484)	-97%	(36.452)	-32%

Minority Shareholders	-6.672	-14.420	-54%	-6.840	-2%

Net Income	(31.515)	(1.029.904)	-97%	(43.292)	-27%

Note: The Income Statement reflects the impact of IFRS adoption, also for 2010.

CONSOLIDATED BALANCE SHEET

	1Q12	4Q11	QoQ	1Q11	YoY
Current Assets
Cash and cash equivalents	947.138	983.660	-4%	926.977	2%
Receivables from clients	3.638.581	3.962.574	-8%	3.775.914	-4%
Properties for sale	2.088.930	2.049.084	2%	2.043.382	2%
Other accounts receivable	157.900	144.585	9%	210.993	-25%
Deferred selling expenses	58.989	56.903	4%	10.375	469%
Prepaid expenses	15.723	16.629	-5%	11.918	32%
Properties for sale	93.188	93.188	0%	0	0%
Financial Instruments	10.391	7.735	34%	0	0%
	7.010.840	7.314.358	-4%	6.979.559	0.4%
Long-term Assets
Receivables from clients	1.101.138	863.874	28%	1.087.285	1%
Properties for sale	679.026	798.206	-15%	461.561	47%
Deferred taxes	0	0	0%	70.259	-100%
Other	290.849	247.909	17%	158.510	84%
	2.071.013	1.909.989	8%	1.777.615	16,33%
Investments	285.825	282.277	1%	336.070	-15%

Total Assets	9.367.678	9.506.624	-2%	9.093.244	3%

Current Liabilities
Loans and financing	866.539	1.135.543	-24%	838.334	3%
Debentures	348.577	1.899.200	-82%	71.562	387%
Obligations for purchase of land and advances from clients	498.193	610.555	-18%	438.462	14%
Materials and service suppliers	148.965	135.720	10%	178.443	-17%
Taxes and contributions	278.678	250.578	11%	237.419	17%
Obligation for investors	160.981	219.796	-27%	0	0%
Other	558.805	564.547	-1%	411.153	36%
	2.860.738	4.815.939	-41%	2.175.373	32%
Long-term Liabilities
Loans and financings	1.089.172	721.067	51%	521.708	109%
Debentures	1.600.068	0		1.857.055	-14%
Obligations for purchase of land	127.667	177.135	-28%	187.920	-32%
Deferred taxes	89.321	83.002	8%	0	0%
Provision for contingencies	134.309	134.914	0%	126.841	6%
Obligation for investors	203.293	253.390	-20%	380.000	-47%
Other	534.615	574.083	-7%	243.885	119%
	3.778.445	1.943.591	94%	3.317.409	14%
Shareholders' Equity
Capital	2.734.157	2.734.157	0%	2.730.787	0%
Treasury shares	-1.731	-1.731	0%	-1.731	0%
Capital reserves	24.244	18.066	34%	256.645	-91%
Revenue reserves	-	-		589.726	100%
Retained earnings	-31.515	-102.019	-69%	-43.292	-27%
Acumulated losses	-102.019	0		0
Non controlling interests	105.359	98.621	7%	68.327	54%
	2.728.495	2.747.094	-1%	3.600.462	-24%
Liabilities and Shareholders' Equity	9.367.678	9.506.624	-1%	9.093.244	3%

Note: ¹ Following the modification of certain debt covenants, per the agreement with debt holders,Gafisa’  short-term debt and long-term debt classification will be reclassified to the LongTerm in the 1Q12, in compliance with all debt covenants.

CASH FLOW

	1Q12	1Q11
Income Before Taxes on Income	(4.705)	(55.310)
Expenses (income) not affecting working capital
Depreciation and amortization	18.333	12.365
Impairment allowance	(4.282)	-
Expense on stock option plan	6.513	3.363
Penalty fee over delayed projects	11.186	-
Unrealized interest and charges, net	29.466	55.662
Deferred Taxes
Disposal of fixed asset	5.622
Warranty provision	1.015	2.460
Provision for contingencies	8.592	8.484
Profit sharing provision	13.327	2.133
Allowance (reversal) for doubtful debts	(2.965)	6.385
Profit / Loss from financial instruments	(2.737)	-
Clients	89.693	82.390
Properties for sale	83.616	(298.871)
Other receivables	29.445	(4.219)
Deferred selling expenses and prepaid expenses	(1.180)	(7.892)
Obligations on land purchases and advances from customers	(161.830)	28.323
Taxes and contributions	28.100	(30.103)
Trade accounts payable	13.245	(12.018)
Salaries, payroll charges	373	10.611
Other accounts payable	(88.951)	56.370
Current account operations	(442)	(31.574)
Paid taxes	(13.819)	(9.262)
Cash used in operating activities	57.615	(180.703)
Investing activities
Purchase of property and equipment and deferred charges	(27.217)	(14.270)
Redemption of securities, restricted securities and loans	(3.043.733)	(888.203)
Investments in marketable securities, restricted securities and loans and securities, restricted securities and loans	3.207.922	1.134.692
Cash used in investing activities	136.972	232.219
Financing activities
Capital increase	-	1.589
Contributions from venture partners	(108.912)	(18.969)
Increase in loans and financing	240.556	117.922
Repayment of loans and financing	(121.477)	(184.342)
Assignment of credit receivables, net	(85.411)	8.150
Proceeds from subscription of redeemable equity interest in securitization fund	15.743	(2.872)
Operations of mutual	(7.422)	(676)
Net cash provided by financing activities	(66.923)	(79.198)
Net increase (decrease) in cash and cash equivalents	127.665	(27.682)
Cash and cash equivalents
At the beggining of the period	137.600	256.382
At the end of the period	265.265	228.700
Net increase (decrease) in cash and cash equivalents	127.665	(27.682)

GLOSSARY

Affordable Entry Level

Residential units targeted to the mid-low and low income segments with prices below R$200 thousand per unit.

Backlog of Results

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues

As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin

Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank

Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

LOT (Urbanized Lots)

Land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

PoC Method

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales

Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

PSV

Potential Sales Value.

SFH Funds

Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements

A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing only under Gafisa’s brand, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry level housing segment, and Gafisa and AlphaVille, which offer a variety of residential options to the mid to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations	Media Relations (Brazil)
Luciana Doria Wilson	Débora Mari
Website: www.gafisa.com.br/ir	Máquina da Notícia Comunicação Integrada
Phone: +55 11 3025-9297 / 9242 / 9305	Phone: +55 11 3147-7412
Fax: +55 11 3025-9348	Fax: +55 11 3147-7900
Email: ri@gafisa.com.br	E-mail: debora.mari@maquina.inf.br

This release contains forward-loing statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-loing statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

The fou rth quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which provides the option for listed Companies to present 2010 quarterly information based on accounting practices in force at December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer